UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)


             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO
                         FILED PURSUANT TO RULE 13d-2(b)
                                (Amendment No. )1

                             Miller Industries, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    600551204
                                 (CUSIP Number)

                                 August 20, 2002
             (Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:


     [ ] Rule 13d-1(b)

     [X] Rule 13d-1(c)

     [ ] Rule 13d-1(d)





--------------------
1 The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.


The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

----------- --------------------------------------------------------------------
1 Name of Reporting Person/I.R.S. Identification Nos. of Above Persons (Entities Only)


            Peter S. Lynch
----------- --------------------------------------------------------------------
2           Check the Appropriate Box If a Member of a Group             (a) |_|
            (See Instructions)                                           (b) |_|

----------- --------------------------------------------------------------------
3           SEC Use Only



----------- --------------------------------------------------------------------
4           Citizenship or Place of Organization


            United States of America
------------------------- --------- --------------------------------------------
                          5         Sole Voting Power
       Number of
         Shares
      Beneficially                  172,000
        Owned by          --------- --------------------------------------------
          Each            6         Shared Voting Power
       Reporting
         Person
          With                      312,000
                          --------- --------------------------------------------
                          7         Sole Dispositive Power


                                    172,000
                          --------- --------------------------------------------
                          8         Shared Dispositive Power


                                    312,000
----------- --------------------------------------------------------------------
9           Aggregate Amount Beneficially Owned by Each Reporting Person


            484,000
----------- --------------------------------------------------------------------
10 Check If the Aggregate Amount in Row (9) Excludes Certain Shares |_| (See Instructions)

----------- --------------------------------------------------------------------
11          Percent of Class Represented by Amount in Row (9)


            5.18%
----------- --------------------------------------------------------------------
12          Type of Reporting Person (See Instructions)


            IN
----------- --------------------------------------------------------------------

Item 1(a).        Name of issuer:

              Miller Industries, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

              8503 Hilltop Drive, Ooltewah, Tennessee 37363

Item 2(a).        Name of Person Filing:

              Peter S. Lynch

Item 2(b).        Address of Principal Offices or, if None, Residence:

              82 Devonshire Street, S8A, Boston, Massachusetts 02109

Item 2(c).        Citizenship:

              United States of America

Item 2(d).        Title of Class of Securities:

              Common Stock, $.01 par value

Item 2(e).        CUSIP Number:

              600551204

Item 3. If the Statement is being filed pursuant to Rule 13d-1(b)or 13d-2(b) or (c), check whether the filing person is a:

         (a)    [ ]   Broker  or  dealer  registered  under  Section  15 of  the
                      Exchange Act;

         (b)    [ ]   Bank as defined in Section 3(a)(6) of the Exchange Act;

         (c)    [ ]   Insurance  company as defined in Section  3(a)(19)  of the
                      Exchange Act;

         (d)    [ ]   Investment  company  registered  under  Section  8 of  the
                      Investment Company Act;

         (e)    [ ]   An   investment    adviser   in   accordance   with   Rule
                      13d-1(b)(1)(ii)(E);

         (f)    [ ]   An employee  benefit plan or endowment  fund in accordance with Rule 13d-1(b)(1)(ii)(F);

         (g)    [ ]   A parent  holding  company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

         (h)    [ ]   A savings  association  as defined in Section  3(b) of the
                      Federal Deposit Insurance Act;

         (i)    [ ]   A church plan that is excluded  from the  definition of an
                      investment   company   under   Section   3(c)(14)  of  the
                      Investment Company Act;

         (j)    [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Item 4.           Ownership.

     The holdings reported herein are stated as of August 23, 2002.

     (a) Amount beneficially owned:              484,000 shares

     (b)Percent of class:                        5.18%

     (c) Number of shares as to which such person has:

     (i)      Sole power to vote or direct the vote:       172,000 shares

     (ii)     Shared power to vote or direct the vote:     312,000 shares

     (iii)    Sole power to dispose or to direct
              the disposition of:                          172,000 shares

     (iv)     Shared power to dispose or to direct
              the disposition of:                          312,000 shares

Item 5.           Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person had ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Item 6.           Ownership  of More than  Five  Percent  on  Behalf of  Another
                  Person.

     The shares identified in Item 4 include shares beneficially owned by Mr. Lynch's wife (Mrs. Lynch's powers to vote or dispose are treated as if they belonged to Mr. Lynch for purposes of this statement), shares beneficially owned in two charitable lead trusts and a charitable remainder trust, shares beneficially owned in trust for members of Mr. Lynch's family and shares beneficially owned by a charitable foundation of which Mr.. Lynch is a trustee.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

     Not applicable.

Item 8.           Identification and Classification of Members of the Group.

     Not applicable.

Item 9.           Notice of Dissolution of Group.

     Not applicable.

Item 10.          Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                        August 27, 2002
                                                            (Date)


                                                      /s/ Peter S. Lynch
                                                          (Signature)


                                                           Peter S. Lynch
                                                           (Name/Title)



Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)